November 27, 2017

VIA EDGAR

Mr. Justin Dobbie

Legal Branch Chief, AD Office 5 – Transportation and Leisure

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Expedia, Inc.
Registration Statement on Form S-4; File No. 333-221623
Request for Acceleration

Dear Mr. Dobbie:

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, Expedia, Inc. hereby requests that its Registration Statement on Form S-4 filed with the Securities and Exchange Commission on November 17, 2017 (File No. 333-221623) be made effective at 4:00 p.m. New York City time on November 29, 2017, or as soon as possible thereafter.

Please contact Kathryn Gettles-Atwa of Wachtell, Lipton, Rosen & Katz at (212) 403-1142 or by email at KGettles-Atwa@wlrk.com with any questions you may have concerning this request. In addition, please notify Ms. Gettles-Atwa when this request for acceleration has been granted.

[SIGNATURE PAGE FOLLOWS]

EXPEDIA, INC.

By:	/s/ Robert J. Dzielak
Name:	Robert J. Dzielak
Title:	Executive Vice President, General Counsel and Secretary

cc:	Joshua A. Feltman, Wachtell, Lipton, Rosen & Katz
Kathryn Gettles-Atwa, Wachtell, Lipton, Rosen & Katz